UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Capricor Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14070B 101

(CUSIP Number)

c/o Capricor Therapeutics, Inc.

8840 Wilshire Blvd., 2nd Floor

Beverly Hills, CA 90211

Attention: Karen G. Krasney, General Counsel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14070B 101

1	NAME OF REPORTING PERSONS Linda Marbán, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 959,883 shares
	8	SHARED VOTING POWER 9,200 shares
	9	SOLE DISPOSITIVE POWER 959,883 shares
	10	SHARED DISPOSITIVE POWER 9,200 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 969,083 shares[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%[2]
14	TYPE OF REPORTING PERSON IN

1	Comprised of (a) 264,509 shares of the common stock of Capricor Therapeutics, Inc. (“Common Stock”) held in the name of the Reporting Person, (b) 9,200 shares of Common Stock held in joint tenancy of the Reporting Person and her spouse, and (c) 695,374 shares of Common Stock issuable upon exercise of options held by the Reporting Person that are exercisable within 60 days of March 18, 2016. Certain shares issuable upon the exercise of stock options issued to the Reporting Person are subject to early exercise under the Capricor Therapeutics, Inc. 2012 Restated Equity Incentive Plan. As of March 18, 2016, the Reporting Person has not indicated her intent to exercise early. If the Reporting Person elects to take advantage of the early exercise feature and purchase shares prior to the vesting of such shares, the shares will be deemed restricted stock and will be subject to a repurchase option in favor of the Issuer if the Reporting Person’s service to the Issuer terminates prior to vesting.

2	Based on a total of 17,952,323 shares of Common Stock issued and outstanding immediately following the consummation by Capricor Therapeutics, Inc. of a registered direct offering of shares of Common Stock and simultaneous private placement of warrants to purchase shares of Common Stock on March 16, 2016. Shares of Common Stock subject to options held by the Reporting Person that are exercisable within 60 days of March 18, 2016 are deemed to be outstanding for the purpose of computing the percentage ownership of the Reporting Person.

All information in this Amendment No. 1 to Schedule 13D is being supplied solely by the Reporting Person and only the Reporting Person shall be deemed responsible for the accuracy of such information. This Amendment No. 1 to Schedule 13D is being filed by the Reporting Person pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D as filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on May 8, 2015 (the “Initial Schedule 13D”). Unless set forth below, all previous Items set forth in the Initial Schedule 13D are unchanged. All capitalized terms used herein that are not defined herein have the meanings for such terms set forth in the Initial Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

The disclosure in Item 3 of the Initial Schedule 13D is hereby amended by inserting the following language after the last paragraph of Item 3:

Pursuant to the terms of a Subscription Agreement, dated as of March 14, 2016, by and among the Issuer and certain investors identified therein (the “Subscription Agreement”), the Reporting Person purchased (i) an additional 10,152 shares of Common Stock at a purchase price of $2.40 per share, and (ii) a warrant to purchase 5,076 shares of Common Stock at a purchase price of $0.125 per share issuable upon exercise of the warrant, for an aggregate purchase price of approximately $25,000, using the personal funds of the Reporting Person. The warrant purchased by the Reporting Person pursuant to the Subscription Agreement will initially be exercisable on the date that is six months and one day from the date of issuance.

Item 4.	Purpose of Transaction

The last paragraph in Item 4 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

Subscription Agreement

On March 14, 2016, the Reporting Person, among other investors (collectively, the “Investors”), entered into the Subscription Agreement with the Issuer, pursuant to which, on March 16, 2016, the Issuer issued and sold to the Reporting Person, and the Reporting Person purchased from the Issuer, 10,152 shares of Common Stock at a purchase price of $2.40 per share, which such shares were issued pursuant to the Issuer’s shelf registration statement on Form S-3 (File No. 333-207149), which was initially filed with the Securities and Exchange Commission (the “SEC”) on September 28, 2015 and declared effective by the SEC on October 26, 2015. Also pursuant to the Subscription Agreement, on March 16, 2016, the Issuer issued and sold to the Reporting Person, and the Reporting Person purchased from the Issuer, in a concurrent private placement, a warrant to purchase up to 5,076 shares of Common Stock at a purchase price of $0.125 per share issuable upon exercise of the warrant. Such warrant has an exercise price of $4.50 per share, will initially be exercisable on the date that is six months and one day from the date of issuance, and will expire on the date that is three years from the date of issuance.

In connection with the entry into the Subscription Agreement, the Issuer entered into a Registration Rights Agreement with the Investors, including the Reporting Person, on March 14, 2016 (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to (a) prepare and file with the SEC a registration statement to register for resale the shares of Common Stock issuable upon exercise of the warrants sold to the Investors within 90 calendar days following the closing of the offering, and (b) use its reasonable efforts to cause such registration statement to be declared effective by the SEC as soon as practicable.

The references to, and descriptions of, the Subscription Agreement, the Registration Rights Agreement and the warrants are not intended to be complete and are qualified in their entirety by reference to the full text of the Subscription Agreement, the Registration Rights Agreement and the form of warrant, forms of which are referenced as Exhibit A, Exhibit B and Exhibit C, respectively, to this Amendment No. 1 to Schedule 13D, and which are incorporated herein by reference.

The Reporting Person acquired the Common Stock and warrants of the Issuer for investment purposes. The options described above were acquired as compensation for services. The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire shares of Common Stock, preferred stock or warrants of the Issuer, outside of those contemplated by the Merger Agreement, the Subscription Agreement or the Option. The Reporting Person reserves the right to, and may in the future choose to, change her purpose with respect to the investment and take such actions as she deems appropriate in light of the circumstances, including, without limitation, to dispose of, in the open market, in a privately negotiated transaction, by transfer, by exchange or by gift, all or a portion of the shares of Common Stock or other securities of the Issuer which she now owns or may hereafter acquire. Any decision of the Reporting Person to increase her holdings in Common Stock or securities convertible into Common Stock, will depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Issuer, other business and investment alternatives of the Reporting Person, tax considerations and general economic and market conditions. At any time, the Reporting Person may determine to dispose of some or all of her holdings of Common Stock depending on those and other considerations.

Item 5.	Interest in Securities of the Issuer

(a)	As of March 18, 2016, the Reporting Person holds (i) 264,509 shares of the common stock of Capricor Therapeutics, Inc. (“Common Stock”), which are held in the name of the Reporting Person, (ii) 9,200 shares of Common Stock held in joint tenancy of the Reporting Person and her spouse, and (iii) 695,374 shares of Common Stock issuable upon exercise of options held by the Reporting Person that are exercisable within 60 days of March 18, 2016. Certain shares issuable upon the exercise of stock options issued to the Reporting Person are subject to early exercise under the Capricor Therapeutics, Inc. 2012 Restated Equity Incentive Plan. As of March 18, 2016, the Reporting Person has not indicated her intent to exercise early. If the Reporting Person elects to take advantage of the early exercise feature and purchase shares of Common Stock prior to the vesting of such shares, the shares will be deemed restricted stock and will be subject to a repurchase option in favor of the Issuer if the Reporting Person’s service to the Issuer terminates prior to vesting. All ownership percentages are calculated based on a total of 17,952,323 shares of Common Stock issued and outstanding immediately following the consummation by Capricor Therapeutics, Inc. of a registered direct offering of shares of Common Stock and simultaneous private placement of warrants to purchase shares of Common Stock on March 16, 2016. Shares subject to options held by the Reporting Person that are exercisable within 60 days of March 18, 2016 are deemed to be outstanding for the purpose of computing the percentage ownership of the Reporting Person.

As a result of the foregoing, the Reporting Person is deemed to beneficially own 969,083 shares of Common Stock, or 5.2% of the shares of Common Stock of the Issuer that are issued and outstanding.

(b)	The Reporting Person is deemed to be the beneficial owner of 969,083 shares of Common Stock and has the sole power to vote and dispose or direct the disposition of 959,883 shares of Common Stock and has shared power to vote and dispose or direct the disposition of 9,200 shares of Common Stock, which such 9,200 shares of Common Stock are held in joint tenancy of the Reporting Person and her spouse.

(c)	Except as set forth elsewhere in this Amendment No. 1 to Schedule 13D, the Reporting Person has not engaged in any transaction in any shares of Common Stock of the Issuer during the 60 days prior to the date of the filing of this Schedule 13D.

(d)	Except as described above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure in Item 6 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

The information in Item 3 and Item 4 is incorporated herein by reference.

Other than as described in the Initial Schedule 13D, as amended by this Amendment No. 1 to Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Person, or between the Reporting Person and any other person, with respect to the securities of Capricor Therapeutics, Inc.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Initial Schedule 13D is hereby amended and supplemented by adding the following exhibits:

Exhibit A	Subscription Agreement, dated as of March 14, 2016, by and among Capricor Therapeutics, Inc. and the Investors (incorporated by reference to Exhibit 10.1 to the Registrant’s Amendment No. 1 to Current Report on Form 8-K/A filed with the Securities and Exchange Commission on March 16, 2016).

Exhibit B	Registration Rights Agreement, dated as of March 14, 2016, by and among Capricor Therapeutics, Inc. and the Investors (incorporated by reference to Exhibit 4.1 to the Registrant’s Amendment No. 1 to Current Report on Form 8-K/A filed with the Securities and Exchange Commission on March 16, 2016).

Exhibit C	Form of Warrant, issued by Capricor Therapeutics, Inc. to the Investors on March 16, 2016 (incorporated by reference to Exhibit 4.2 to the Registrant’s Amendment No. 1 to Current Report on Form 8-K/A filed with the Securities and Exchange Commission on March 16, 2016).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2016

By:	/s/ Linda Marbán, Ph.D.
Linda Marbán, Ph.D.